Exhibit 10(r)

Attachment 1

March 28, 2001

Mr. Thomas Brooks

216 Woodlawn Road

Baltimore, MD 21210

Dear Tom:

Confirming our recent conversation, Constellation Energy Group, Inc. (CEG) is  pleased to offer you employment in the position of Vice President, Business Development at an annual starting salary of $250,000 ($20,833 per month).  In addition, you will be eligible to participate in the company’s annual incentive plan, which provides for a bonus based upon your performance and the company’s results for the year.

We are also pleased to offer you a hiring incentive payment of  $1,000,000, which will be paid to you if you remain employed by CEG until the earlier of December 31, 2001 or the effective date of the spin-off of new Constellation Energy Group (“Spin off”), or if you are terminated without cause.  This payment will be made to you within 12 months following your date of hire.  If you resign from CEG after you are paid the hiring incentive and within one year after the effective date of your employment with CEG, you must reimburse CEG for the prorated amount of this hiring incentive (i.e., you earn the incentive ratably over the first 12 months of your employment with CEG). The level of incentive payment assumes you agree to join CEG promptly.

In addition to the above cash compensation, you will receive an award of not less than 10,000 shares of current CEG restricted stock from the CEG 2000-2002 Long-Term Incentive Plan, a copy of which is available for your review.  It is intended that this Plan be terminated prior to the Spin off. These shares will not be prorated when they are distributed at the time of the Spin-off.  You will also be eligible for a stock option grant from the new Constellation Energy Group Incentive Plan after the effective date of the Spin-off.  We expect to grant you not less than 150,000 options with a strike price of fair market value immediately after the Spin-off.  These options will vest over three years, with a ten-year exercise period.  It is possible that we may alter the proposed stock option plan to include restricted stock in new CEG that would be granted immediately after the Spin-off.  Should that occur, you will receive one share of new CEG restricted stock for each three options after the Spin-off.

As a member of senior management, you are also entitled to certain supplemental benefits and perquisites, shown on the attached summary.  These benefits and perquisites are subject to change at any time, at management’s discretion.

Your employment is at will.  While this document is not intended to constitute an employment contract, we will soon discuss the proposed terms of an employment agreement, including appropriate change in control provisions to address potential long-

term incentive compensation opportunity loss.  It is intended that new CEG equity awards include standard provisions regarding change of control protections.

This offer is contingent upon your passing the company’s pre-employment drug screening, your ability to meet employment eligibility requirements, and completion of a medical questionnaire.  We will also require you to sign the enclosed confidentiality agreement covering your employment with CEG.

We are looking forward to your joining Constellation Energy Group.  If you have any questions, feel free to contact me or Eric Grubman.

Very truly yours,

/S/

Janet E. McHugh
Vice President-Human Resources

I acknowledge and accept the terms and conditions set forth in this offer letter.

/S/	4/6/01
Signature	Date

Exhibit 10(r)

Attachment 2

April 6, 2001

Mr. Thomas V. Brooks

216 Woodlawn Road

Baltimore, MD  21210

Dear Tom;

You have represented your Goldman Sachs equity position (your “GS Equity”) in Schedule A attached.  For purposes of this agreement, the total current value of the GS Equity is deemed to be $3.0 million.

Constellation Energy Group, Inc. (“CEG”) agrees to the following:

1.             During April 1, 2001 to March 31, 2003:

If CEG or new Constellation Energy Group (after the spin-off of CEG’s merchant energy business) (“GENCO”), at which you’re employed (“Employer”) undergoes a change-of-control and your employment is Terminated, Employer will pay you the difference between $3.0 million and the then-current Value of the GS Equity in which you are vested as of the date of such Termination (the “Sum”). This obligation of Employer is relieved if you retain your rights to receive your GS Equity following a change-of-control.  For purposes of this letter, Terminated shall mean your employment is terminated by Employer without Cause (as defined in the CEG Supplemental Pension Plan or any successor plan) or your duties are diminished in a material manner.  Additionally, if Employer terminates your employment without Cause (regardless of whether a change of control has occurred), Employer will pay you the Sum. This obligation of Employer is relieved if you retain your rights to receive your GS Equity following such termination.

2.             After March 31, 2003:

If you voluntarily terminate your employment with Employer, or you are Terminated without Cause, Employer will pay you the Sum. This obligation of Employer is relieved if you retain your rights to receive your GS Equity following such termination or Termination.

This obligation of Employer may be assigned at Employer’s option to any related or successor entity at which you become employed.

For purposes of this letter, the Value of GS Equity shall be calculated using the average closing price of Goldman Sachs common stock for the 10 trading days immediately preceding the event which gives rise to the need to calculate such Value.  Common stock or common stock equivalents shall be valued at that price.  Options or option equivalents shall be valued using the difference between the strike price and such average closing price of the common stock.  Negative values shall be valued at zero.

Thomas V. Brooks

April 6, 2001

Notwithstanding the previous stipulations, (i) if you commit any action or behavior which relieves Goldman Sachs of its obligation to deliver any or all of the GS Equity, other than the actions or events herein described, or (ii) after your GS Equity becomes vested, Employer shall be relieved of its obligations hereunder; provided, that Employer shall not be so relieved if after your reasonable demand, Goldman Sachs fails to deliver any or all of the GS Equity due to actions taken by you in your capacity as an employee of Employer and that are within in the scope of your employment duties with Employer.

At any time following the date of this letter, if the vested GS Equity (whether delivered or not) to which you become entitled after the date of this letter exceeds a Value of $3.0 million, Employer is relieved of any further obligation regardless of whether you have chosen to sell the GS Equity or otherwise realize or hedge such value, in whole or in part.

Sincerely,

/S/

Eric P. Grubman

Attachment

Exhibit 10(r)

Attachment 3

[CONSTELLATION ENERGY GROUP LOGO]

Human Resources Division

Vice President’s Office

Memo

To:          Thomas V. Brooks

From:     Elaine Johnston

Date:      December 4, 2001

Re:          Retention Plan Summary

1.             2001 Annual Bonus Guarantee

•                                            Guarantee of $1,500,000 to be paid to you in the first quarter 2002, assuming you are employed by CEG at the time of payment.  This amount will be paid in cash and is subject to AIP deferral elections and required tax withholding.

2.             Stock Option Grant

•                                            Grant 150,000 CEG stock options (non-qualified stock options) under the 1995 Long-Term Incentive Plan at fair market value on grant date (November 12, 2001). Exercise price is $25.08

•               Options vest 40% on July 1, 2002 and 60% on July 1, 2003

•                                            Exercise period 10 years from grant date

•                                            Vested options exercisable until earlier of (1) end of exercise period or (2) termination date (if not leaving due to retirement, long-term disability or death)

•               Unvested options are forfeited at termination date

•                                            Upon a change in control, as defined in the 1995 Long-Term Incentive Plan, granted options would vest immediately

Note: A stock option agreement outlining the specific provisions of the grant will be forthcoming.

3.             Retention Cash Payments

•                                            Provide total cash amount of $1,150,000; 40% to vest July 1, 2002 and 60% to vest July 1, 2003, provided you remain employed by CEG until the respective vesting date.  This amount will be paid in cash within 30 days of the respective vesting date and is subject to required tax withholding.

•                                            Upon a change in control, as defined in the 1995 Long-Term Incentive Plan, any unvested amount would vest and payment would be made.

Upon a termination of your employment by the company without cause, your unvested retention cash payments and stock options will immediately vest, and the options will remain exercisable during the original exercise period.  “Cause” means that you (i) engage in conduct or activities that constitutes disloyalty to the company or any affiliate and that is damaging to the property, business or reputation of the company or any affiliate; (ii) persistently fail or refuse to comply with any written direction of an authorized representative of the company; (iii) fail to perform satisfactorily duties that would reasonably be expected of someone in your position; (iv) embezzle or knowingly, and with intent, misappropriate property of the company or an affiliate, or unlawfully appropriate any corporate opportunity of the company or an affiliate; or (v) are convicted of a felony.

Signed: